1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: Jan.17, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports Fourth Quarter EPS of NT$1.61

Hsinchu, Taiwan, R.O.C., January 17, 2013 — Hsinchu, Taiwan, R.O.C., January 17, 2013 — TSMC today announced consolidated revenue of NT$131.31 billion, net income of NT$41.57 billion, and diluted earnings per share of NT$1.61 (US$0.28 per ADR unit) for the fourth quarter ended December 31, 2012.

Year-over-year, fourth quarter revenue increased 25.4% while net income and diluted EPS increased 31.6% and 31.8%, respectively. Compared to third quarter of 2012, fourth quarter of 2012 results represent a 7.1% decrease in revenue, a 15.7% decrease in net income, and a 15.6% decrease in diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.

In US dollars, fourth quarter revenue decreased 4.9% from the previous quarter and increased 30.2% year-over-year.

Gross margin for the quarter was 47.2%, operating margin was 35.2%, and net margin was 31.7%.

Shipments of 28-nanometer process technology reached 22% of total wafer revenues. 40-nanometer accounted for 22% of total wafer revenues, and 65-nanometer was 19%. These advanced technologies accounted for 63% of total wafer revenues.

“In the fourth quarter, demand for our products was higher than we expected three months ago, resulting in above-guidance revenue and profit margins,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “We now expect the supply chain inventory DOI to decline only slightly in the first quarter, and our revenue will also decline only slightly in the first quarter from the previous quarter. Based on our current business outlook and exchange rate assumption of 1 US dollar to 28.90 NT dollars, management expects overall performance for first quarter 2013 to be as follows”:

•	Revenue is expected to be between NT$127 billion and NT$129 billion;

•	Gross profit margin is expected to be between 43.5% and 45.5%;

•	Operating profit margin is expected to be between 31.5% and 33.5%.

TSMC further expects the capital expenditures for 2013 to be about US$9 billion.

TSMC’s 2012 Fourth quarter consolidated results :

	(Unit: NT$ million, except for EPS)
	4Q12 Amount*		4Q11 Amount		YoY Inc. (Dec.) %	3Q12 Amount		QoQ Inc. (Dec.) %
Net sales	131,305		104,712		25.4	141,375		(7.1)
Gross profit	61,948		46,772		32.4	69,030		(10.3)
Income from operations	46,254		32,930		40.5	52,653		(12.2)
Income before tax	46,247		33,621		37.6	53,729		(13.9)
Net income	41,569		31,578		31.6	49,303		(15.7)
EPS (NT$)	1.61	**	1.22	***	31.8	1.90	****	(15.6)

*	2012 third quarter figures have not been approved by Board of Directors
**	Based on 25,927 million weighted average outstanding shares
***	Based on 25,924 million weighted average outstanding shares
****	Based on 25,927 million weighted average outstanding shares

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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Dana Tsai Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7125036 Mobile: 886-988-931-351 E-Mail: dana_tsai@tsmc.com